Humana, Inc.	Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	For the twelve months ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in millions)
Income before income taxes	$1,921	1,911	2,235	1,749	1,602
Fixed charges	216	178	178	157	160

Total earnings	$2,137	2,089	2,413	1,906	1,762

Interest charged to expense	$140	105	109	105	106
One-third of rent expense	76	73	69	52	54

Total fixed charges	$216	178	178	157	160

Ratio of earnings to fixed charges (1) (2)	9.9x	11.7x	13.6x	12.1x	11.0x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.